                                  SCHEDULE 13D

CUSIP NO. 095395 20 8                                          PAGE 1 OF 7 PAGES


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*
                                   -----------

                           BLUE DOLPHIN ENERGY COMPANY
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   095395 20 8
                  ---------------------------------------------
                                 (CUSIP Number)


                 N.L. Stevens, III, 1000 Louisiana, Suite 3400,
                      Houston, Texas 77002, (713) 276-5500
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 8, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.095395 20 8                                           PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Western Gulf Pipeline Partners, L.P.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    458,334
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    458,334
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     458,334
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (see instructions)                                       [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.095395 20 8                                           PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSON

    Peregrine Management, LLC

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    458,334
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    458,334
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     458,334
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (see instructions)                                       [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.095395 20 8                                           PAGE 4 OF 7 PAGES

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.

    Steven A. Webster

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    458,334
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    458,334
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     458,334
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (see instructions                                        [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 095395 20 8                                          PAGE 5 OF 7 PAGES


Item 1. Security and Issuer.

         This Schedule 13D (this "Filing") relates to the common stock, $0.01 par value ("Common Stock"), of Blue Dolphin Energy Company, a Delaware corporation (the "Company"), which has its principal executive offices located at 801 Travis, Suite 2100, Houston, Texas 77002.

Item 2. Identity and Background.

         1. Western Gulf Pipeline Partners, LP

          (a) Western Gulf Pipeline Partners, LP, a Texas limited partnership ("Western Gulf")
          (b)  14701 St. Mary's Lane, Suite 800, Houston, Texas 77079
          (c) Western Gulf's principal business consists of providing a bridge loan of $275,000 to Company and the purchase of Warrants (as defined herein).
          (d) Western Gulf has not, during the last five years, been convicted in a criminal proceeding.
          (e) Western Gulf has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2. Peregrine Management, LLC

          (a)  Peregrine Management, LLC ("Peregrine")
          (b)  14701 St. Mary's Lane, Suite 800, Houston, Texas 77079
          (c) Peregrine's principal business consists of acting as the general partner of Western Gulf.
          (d) Peregrine has not, during the last five years, been convicted in a criminal proceeding.
          (e) Peregrine has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         3. Steven A. Webster

          (a)  Steven A. Webster ("Mr. Webster")
          (b)  14701 St. Mary's Lane, Suite 800, Houston, Texas 77079
          (c)  Managing Director, Global Energy Partners
          (d) Mr. Webster has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Webster has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Mr. Webster is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         Funds of $275,000 for its share of the Bridge Loan (as defined herein) came from Western Gulf's working capital reserves. Any funds needed for any anticipated exercise of the Warrants are expected to come from working capital reserves.

                                  SCHEDULE 13D

CUSIP NO. 095395 20 8                                          PAGE 6 OF 7 PAGES


Item 4. Purpose of Transaction.

         On September 8, 2004, Company, on the one hand, and Western Gulf, and numerous other investors, on the other hand, signed a Note and Warrant Purchase Agreement ("Agreement") whereby Western Gulf and other investors agreed to provide a $750,000 bridge loan to Company ("Bridge Loan") in exchange for warrants to purchase shares of the Company's Common Stock. Pursuant to the Agreement, Western Gulf received warrants to purchase 458,334 shares of Common Stock ("Warrants").

         The persons signing this Filing have not acquired or disposed of any shares of the Company's Common Stock in the public market but reserve the right to do so in the future.

         Other than as set forth in this Item 4, the persons signing this Filing do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5. Interest in Securities of the Issuer.

         (a) Western Gulf is deemed to beneficially own 458,334 shares of the Company's Common Stock, which represents 6.4% of the outstanding Common Stock of the Company, upon exercise of the Warrants.

         As the general partner of Western Gulf, Peregrine is deemed to beneficially own 458,334 shares of the Company's Common Stock, which represents 6.4% of the outstanding Common Stock of the Company, upon exercise of the Warrants.

         As President of Peregrine, Western Gulf's general partner, Mr. Webster is deemed to beneficially own 458,334 shares of the Company's Common Stock, which represents 6.4% of the outstanding Common Stock of the Company, upon exercise of the Warrants.

         The percentage calculations are based upon 6,712,438 shares of the Company's Common Stock outstanding on September 8, 2004, as stated in the Agreement.

          (b)  Not applicable.

          (c)  See Item 4 above.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above.

                                  SCHEDULE 13D

CUSIP NO. 095395 20 8                                          PAGE 7 OF 7 PAGES


Item 7. Material to be Filed as Exhibits

         Exhibit 1: Shareholder Voting Agreement, dated September 8, 2004

         Exhibit 2: Joint Filing Agreement

                                 SIGNATURE PAGE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                         WESTERN GULF PIPELINE PARTNERS, L.P.

Dated: September 17, 2004                By:  PEREGRINE MANAGEMENT, LLC


                                              By:      /s/ Steven A. Webster
                                                 -------------------------------
                                                    Steven A. Webster, President


                                         PEREGRINE MANAGEMENT, LLC


Dated: September 17, 2004                By:      /s/ Steven A. Webster
                                            ------------------------------------
                                               Steven A. Webster, President


Dated: September 17, 2004                       /s/ Steven A. Webster
                                        ----------------------------------------
                                        Steven A. Webster, individually